BOW WOW LABS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bow Wow Labs, Inc.
Novato, California

We have reviewed the accompanying financial statements of Bow Wow Labs, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Bow Wow Labs, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
November 3, 2022

BOW WOW LABS, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 64,643	$ 141,588
Accounts receivable, net	65,755	30,328
Prepaid interest	20,690	47,420
Inventory	538,525	823,804
Prepaid expenses and other current assets	97,277	37,437
TOTAL CURRENT ASSETS	786,890	1,080,577
PROPERTY AND EQUIPMENT		
Property and equipment, net	58,333	63,000
OTHER ASSETS		
Intangible assets	159,591	161,935
TOTAL ASSETS	$ 1,004,814	$ 1,305,512

LIABILITIES AND STOCKHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 403,128	$ 528,801
Factoring liability	317,538	510,185
Line of credit	100,000	-
SBA PPP loan	-	140,165
Convertible notes, net - current portion	3,110,481	-
TOTAL CURRENT LIABILITIES	3,931,147	1,179,151
LONG-TERM LIABILITIES		
Line of credit	-	100,000
Convertible notes, net	-	1,870,096
TOTAL LONG-TERM LIABILITIES	-	1,970,096
TOTAL LIABILITIES	3,931,147	3,149,247
STOCKHOLDERS' EQUITY		
Common stock, see note 9	500	350
Additional paid-in capital	165,262	100,640
Accumulated deficit	(3,092,095)	(1,944,725)
TOTAL STOCKHOLDERS' EQUITY	(2,926,333)	(1,843,735)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,004,814	$ 1,305,512

See independent accountant's review report and accompanying notes to financial statements.

BOW WOW LABS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 4,443,500	$ 3,253,407
COST OF GOODS SOLD	2,943,736	1,786,465
GROSS PROFIT	1,499,764	1,466,942
OPERATING EXPENSES		
Amortization and depreciation expense	17,667	15,784
General and administrative	962,673	693,926
Professional fees	136,800	112,684
Sales and marketing	1,339,393	1,311,132
TOTAL OPERATING EXPENSES	2,456,533	2,133,526
NET OPERATING LOSS	(956,769)	(666,584)
OTHER INCOME/(EXPENSES)		
Interest expense, net	(330,766)	(210,340)
SBA PPP loan forgiveness	140,165	-
TOTAL OTHER INCOME/(EXPENSES)	(190,601)	(210,340)
NET LOSS	$ (1,147,370)	$ (876,924)

See independent accountant's review report and accompanying notes to financial statements.

BOW WOW LABS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock				
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2020	35,000,000	$ 350	67,545	$ (1,067,801)	$ (999,906)
Issuance of warrants	-	-	11,905	-	$ 11,905
Vesting of stock options	-	-	21,190	-	$ 21,190
Net loss	-	-	-	(876,924)	$ (876,924)
ENDING BALANCE, DECEMBER 31, 2020	35,000,000	$ 350	$ 100,640	$ (1,944,725)	$ (1,843,735)
Issuance of common stock	15,000,000	150	-	-	$ 150
Vesting of stock options	-	-	64,622	-	$ 64,622
Net loss	-	-	-	(1,147,370)	$ (1,147,370)
ENDING BALANCE, DECEMBER 31, 2021	**50,000,000**	**$ 500**	**$ 165,262**	**$ (3,092,095)**	**$ (2,926,333)**

See independent accountant's review report and accompanying notes to financial statements.

BOW WOW LABS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,147,370)	$ (876,924)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	17,667	15,784
Amortization of discount on convertible notes	9,921	18,313
Stock compensation expense	64,622	21,190
Issuance of warrants with convertible notes	-	11,905
Forgiveness of SBA PPP loan	(140,165)	-
(Increase) decrease in assets:		
Accounts receivable	(35,427)	(14,453)
Prepaid interest	26,730	(47,420)
Inventory	285,279	(453,084)
Prepaid expenses and other current assets	(59,840)	(37,437)
Increase (decrease) in liabilities:		
Accounts payable	(125,673)	359,579
Accrued interest on convertible notes	230,464	158,341
CASH USED FOR OPERATING ACTIVITIES	(873,792)	(844,206)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(10,656)	(49,415)
CASH USED FOR INVESTING ACTIVITIES	(10,656)	(49,415)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	1,000,000	250,000
Issuance/(Repayment) of factored receivables	(192,647)	513,485
Issuance of SBA PPP loan	-	140,165
CASH PROVIDED BY FINANCING ACTIVITIES	807,503	903,650
NET INCREASE (DECREASE) IN CASH	(76,945)	10,029
CASH AT BEGINNING OF YEAR	141,588	131,559
CASH AT END OF YEAR	$ 64,643	$ 141,588
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 100,302	$ 99,419
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Bow Wow Labs, Inc. (the "Company") was incorporated in the State of Delaware on January 3, 2017. The Company specializes in creating "masterful" products that solve problems for dogs and owners, offer care advice and training tips that build lasting bonds, and provide convenient services that empower owners and save time.

Going Concern
Since Inception, the Company has relied on funds from convertible notes to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021 and 2020, inventory consisted of the following:

	12/31/2021	12/31/2020
Finished Goods	$ 239,068	$ 477,915
Work in Progress	101,524	88,029
Raw Materials	197,933	257,860
	$ 538,525	$ 823,804

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents and trademarks. Patents and trademark costs are amortized over the useful life of the patents and trademarks.

The Company accounts for intangible assets (including trademarks and patents) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $13,000 and $11,117 for the years ended December 31, 2021, and 2020, respectively.

1. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue by selling a dog safety device, chew products and treats. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $4,443,500 and $3,253,407 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was $64,622 and $21,190, respectively.

1. Summary of Significant Accounting Policies (continued)

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is still evaluating the effects of ASU 2020-06.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is still evaluation the effects of ASU 2018-15.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021, and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 70,000	$ 70,000
	70,000	70,000
Less: Accumulated depreciation	(11,667)	(7,000)
Total	$ 58,333	$ 63,000

4. Warrants

In conjunction with the convertible note issuances discussed in Note 5, the Company issued detachable warrants. Under these agreements, each investor is allowed to purchase one share of the Company's common stock for each $2 of the original principal value (face value) of such investor's convertible note, at an exercise price of $0.10 per share. For example, a purchaser of a convertible note with an original principal amount of $250,000, received a warrant to purchase up to 125,000 shares of common stock at $0.10 per share. The warrants were exercisable within two years of the issuance date, which date was subsequently extended as noted below. As of December 31, 2021 and 2020, a total of 812,500 warrants were outstanding, and none have been exercised.

During the year ending December 31, 2018, total funds received of $375,000 were allocated $17,857 to the warrants and $357,143 to the notes. The Company has extended the outside exercise date of these warrants, and they are still outstanding as of December 31, 2021.

During the year ending December 31, 2019, total funds received of $1,000,000 were allocated $47,619 to the warrants and $952,381 to the notes. The Company has extended the outside exercise date of these warrants, and they are still outstanding as of December 31, 2021.

During the year ending December 31, 2020, total funds received of $250,000 were allocated $11,905 to the warrants and $238,095 to the notes.

During 2022, the outside exercise date of all warrants have been extended to December 31, 2025 (see Note 11 for further discussion).

The values assigned to both the notes and the warrants were allocated based on their relative fair values. The relative fair value of the warrants at the time of issuance, which was determined using the Black- Scholes option-pricing model, was recorded as additional paid-in capital and reduced the carrying value of the notes. The discount on the notes is being amortized to interest expense over the term of the notes. At December 31, 2021 and 2020, the unamortized discount on the notes is $1,032 and $10,953, respectively. During the year ending December 31, 2021 and 2020, the Company recorded $9,921 and $21,190 as interest expense related to the amortization of the discount on the notes.

5. Convertible Notes

The Company issued several convertible promissory notes with interest accruing at 10% per annum and maturity dates in 2021. As of the report date, all convertible notes have been extended to a maturity date of December 31, 2025 (see Note 11 for further discussion).

Convertible notes consisted of the following:

	Principal Balance of Convertible Notes	Accrued Interest	Discount on Convertible Notes	Convertible Note Balance
December 31, 2019	$ 1,375,000	$ 97,708	$ (29,266)	$ 1,443,442
December 31, 2020	$ 1,625,000	$ 256,049	$ (10,953)	$ 1,870,096
December 31, 2021	$ 2,625,000	$ 486,513	$ (1,032)	$ 3,110,481

The convertible promissory notes are unsecured (with the exception of a portion of such notes with an original principal balance of $1,000,000) and are convertible into securities of the Company issued in a subsequent qualified financing, such as a Series A preferred stock financing, if such financing results in at least $2,000,000 - $3,000,000.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to 80% of the price per share paid by the other purchasers of the stock sold in the qualified financing. In the event that a qualified financing does not occur, the notes and accrued interest are due on demand. In the event of default, the interest rate increases to 12%.

6. Line of Credit

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 2% over the prime rate of interest. Minimum monthly payments on the line are interest only. All principal is due on January 25, 2022. As of December 31, 2021 and 2020, the Company had $100,000 outstanding on the line of credit.

7. Factoring Liability

In August 2020, the Company entered into a factoring agreement for a total of $241,687 of future sales (from Shopify sales only) in exchange for $225,000 cash. Per the terms of the agreement, the Company will pay the factor 25% of its future receipts (from Shopify sales only), daily.

In October 2020, the Company entered into another factoring agreement for a total of $225,000 of future sales (from Shopify sales only) in exchange for $200,000 cash. Per the terms of the agreement, the Company will pay the factor 25% of its future receipts (from Shopify sales only), daily.

In November 2020, the Company entered into another factoring agreement for a total of $225,000 of future sales (from Shopify sales only) in exchange for $200,000 cash. Per the terms of the agreement, the Company will pay the factor 37.5% of its future receipts (from Shopify sales only), daily.

7. Factoring Liability (continued)

In January 2021, the Company entered into another factoring agreement for a total of $562,500 of future sales in exchange for $500,000 cash. Per the terms of the agreement, the Company will pay the factor 47.5% of its future receipts (from Shopify sales only), daily.

As of December 31, 2021, and 2020, the outstanding amount of the factoring liability was $317,538 and $510,185, respectively.

8. SBA PPP Loan

In 2020, the Company received a loan (the "PPP Loan") with proceeds of $140,165 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as borrower, and Heritage Bank of Commerce as lender and agent for the Small Business Administration ("SBA"). The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As of December 31, 2021, the Company received notification from the SBA that all amounts were fully forgiven.

9. Equity

Common Stock
Under the Company's amended certificate of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 50,000,000 shares, par value $0.00001 per share. As of December 31, 2021, and 2020, 50,000,000 and 35,000,000 shares have been issued and are outstanding, respectively. No other classes of stock are currently authorized.

Equity Incentive
The Company's 2017 Equity Plan (the Plan), which is stockholder approved, permits the grant of stock options and shares to its employees, advisors and contractors for up to 5,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its stockholders. Option awards are generally granted with an exercise price equal to, not less than, the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021 and 2020, 2,780,301 and 2,195,301 shares have been issued under the Plan. As of December 31, 2021 and 2020, a total of 1,577,485 and 1,026,803 shares have vested, respectively. No options have been exercised as of December 31, 2021.

10. Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on January 3, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11. Subsequent Events

Payoff of Factoring Liability
During 2022, the Company repaid the full amount of its factoring liability of $317,538.

Revision to Outstanding Warrants and Convertible Notes – Extended to December 31, 2025
During 2022, the maturity date of all outstanding convertible notes was extended to December 31, 2025. Additionally, the outside exercise date of all of the warrants attached to the convertible notes was also extended to December 31, 2025. The interest rate on the notes has been changed to "7% or Prime +1%, whichever is higher, with a cap of 10%" It is to be noted that this interest rate change is not effective until January 1, 2023.

Additionally, three unsecured convertible notes with an aggregate original principal balance of $750,000, held by one investor were sold to another investor in a privately negotiated transaction. The three original convertible notes were unsecured, but upon purchase by the other investor, and by written agreement between the purchaser and the Company, they became secured convertible notes.

Issuance of Secured Convertible Notes
During 2022, the Company issued additional secured convertible notes, in an aggregate principal amount of $30,000. These notes carry a 10% interest rate (which will be reduced effective as of January 1, 2023 (see paragraph above titled "Revision to Outstanding Warrants and Convertible Notes – Extended to December 31, 2025") and 20% conversion discount. The conversion terms are similar to those discussed in Note 5.

Line of Credit
During 2022, the Company obtained a $1,000,000 inventory line of credit with a commercial bank. The line of credit bears interest at the rate of the prime rate plus 2.25%. The line is secured by the Company's inventory. Minimum monthly payments on the line are interest-only.

Stock Plan
In October 2022, the Company's 2017 Equity Plan was amended and restated as the 2022 Equity Plan, to increase the total amount of stock options and shares awardable thereunder to its employees, advisors and contractors from up to 5,000,000 to up to 8,000,000 shares of common stock.

Increase in Common Stock Authorized
On November 1, 2022, the Company amended their certificate of incorporation to increase the total number of shares of common stock that the Corporation has authority to issue from 50,000,000 shares, par value $0.00001 per share to 100,000,000 shares, par value $0.00001 per share.

11. Subsequent Events (continued)

Crowdfunding Offering

The Company is offering shares of its common stock (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $100,000 in the Crowdfunding Offering and up to a maximum of $1,235,00. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in its Form C, filed with the Securities and Exchange Commission (SEC). The Form C may be amended from time to time in order to close upon any sale of shares and to receive the purchase price thereof.

The Crowdfunded Offering is being made through Wefunder Inc. and its wholly owned subsidiary Wefunder Portal, LLC (collectively, Wefunder). Wefunder will be entitled to receive a 7% commission fee on amounts raised in the Crowdfunding Offering.

Additional Offerings

The Company is currently conducting a private offering of common stock targeted at a total raise of $1,500,000. To date, the Company has raised $500,000 from an investment entity affiliated with its newly elected director, Steve Mayer. This offering is separate from the Crowdfunding offering.

In addition, the Company is hoping to run a second, separate or even additional Wefunder crowdfunding offering that will seek to raise between $3,000,000 - $5,000,000.

Management's Evaluation

The Company has evaluated subsequent events through November 3, 2022, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.